Filed by Denali Holding Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following is an article that was posted on the Dell website.

Dell strikes largest ever tech deal with $67B EMC takeover

By Antoine Gara, Forbes contributor

Michael S. Dell, the billionaire founder of PC and IT services giant Dell, is adding another mega deal to his mantle. Roughly two years after working with private equity firm Silver Lake Partners to take his company private for $24.9 billion in a leveraged buyout, Dell is now set to buy IT services giant EMC for $67 billion, in what would be the biggest tech takeover in history.

Dell is offering EMC shareholders a total of $33.15 for their stock, in deal that includes $24.05 a share in cash and 0.111 shares in a publicly traded vehicle that will track the value of EMC’s interest in VMWare. When including debt, the takeover is expected to reach $67 billion. (Michael Dell, ranks 47 on the 2015 FORBES 400 with a fortune nearing $20 billion)

By combining Dell, a PC giant that spent upwards of $18 billion acquiring software, server and IT services businesses in recent years, with EMC, a powerhouse in data storage and virtualization, Michael Dell is seeking to create a integrated IT giant that can compete directly with IBM and Hewlett Packard. EMC’s market leadership in data storage and its controlling interest in VMWare will allow Dell to bolster its presence in the large enterprise IT market, and add to the company’s share in the small and mid-sized business marketplace, where it has a strong toehold due to its leadership in the PC and server marketplace.

“The combination of Dell and EMC creates an enterprise solutions powerhouse bringing our customers industry leading innovation across their entire technology environment,” Mr. Dell said in a statement Monday morning. “Our new company will be exceptionally well-positioned for growth in the most strategic areas of next generation IT including digital transformation, software-defined data center, converged infrastructure, hybrid cloud, mobile and security,” he added.

EMC chairman and CEO Joe Tucci characterized the merger, which will bring his company private, as a way to navigate a quickly changing landscape in the technology marketplace.

Tucci said, “I’m tremendously proud of everything we’ve built at EMC – from humble beginnings as a Boston-based startup to a global, world-class technology company with an unyielding dedication to our customers. But the waves of change we now see in our industry are unprecedented and, to navigate this change, we must create a new company for a new era. I truly believe that the combination of EMC and Dell will prove to be a winning combination for our customers, employees, partners and shareholders.”

Were the deal, which has been agreed by the boards of both Dell and EMC, to close, Michael Dell will lead the combined company. Dell’s headquarters would also remain in Round Rock, Texas, while EMC’s headquarters ill remain in Hopkington, Mass. Dell also expects the merger will have a neutral to positive impact on its credit ratings. The combined company will focus on rapidly de-levering in the first 18 to 24 months following the deal’s close and investment grade debt ratings.

Last year, activist hedge fund Elliott Management took a 2 percent stake in EMC and called for the company to rethink its federated strategy with VMWare. Elliott and EMC agreet to a one-year standstill that expired this fall.

About Monday’s deal, Elliott portfolio manager Jesse Cohn said, “this landmark transaction will create a powerhouse with leading franchises across enterprise IT. For EMC, this moment represents the culmination of Joe Tucci’s and his team’s work to create one of the most important technology companies of our time. We also commend Michael Dell and Silver Lake for their vision and creativity in recognizing EMC’s unrealized value and in creatively structuring the transaction.”

Dell’s $33.15 pricetag form EMC may be better received by investors than initial reports of a takeover in the high 20s, Daniel Ives, an analyst at FBR Capital Markets said in a client note. He characterized Dell’s offer as a fair price.

To help manage the $40 billion in debt that’s needed to swallow EMC, Dell may look to sell off some business lines. “We believe Dell would look to sell off some of the non-core units to get cash as well as sharpen the focus at the combined tech behemoth,” Ives added in a client note. He believes Dell may also sell off EMC’s RSA security unit and possibly its Pivotal joint venture. “The core storage and cloud capabilities from EMC and VMware remain the underlying attractiveness of this deal,” Ives said.

Morgan Stanley is acting as lead financial advisor to EMC and provided a fairness opinion to EMC’s Board of Directors. Evercore Partners also provided a fairness opinion to EMC’s board, and Needham and Company provided financial assistance to EMC. Skadden, Arps, Slate, Meagher & Flom is EMC’s legal advisor.

J.P. Morgan is acting as lead financial advisor to Dell and Silver Lake. Credit Suisse and J.P. Morgan are acting as global financing coordinators. Barclays, BofA Merrill Lynch, Citi, Credit Suisse, Deutsche Bank, affiliates of Goldman, Sachs, J.P. Morgan, and RBC Capital Markets are acting as financial advisors and are providing debt financing to Dell. Simpson Thacher & Bartlett is legal advisor to Dell and Silver Lake. Wachtell, Lipton, Rosen & Katz is legal advisor to Michael Dell and MSD Partners.

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. will file with the SEC a Registration Statement on Form S-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors and executive officers may be deemed to be “participants” in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.

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